Exhibit 99.1

Press Release

Youku Tudou Announces Up to US$300 Million Share Repurchase Program

BEIJING, China, August 27, 2014 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced that the board of the Company has approved a new share repurchase program whereby Youku Tudou may purchase its own American depositary shares (“ADSs”) with an aggregate value of up to US$300 million. The Company expects to fund the repurchase out of its existing cash balance, including cash generated from its operations. The proposed share repurchase may be effected on the open market at prevailing market prices and/or in negotiated transactions off the market from time to time as market conditions warrant in accordance with applicable requirements of Rule 10b5-1 and/or Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company.  Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices.  Its Youku brand and Tudou brand are among the most recognized online video brands in China.  Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Disclosure

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminologies such as “may,” “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “aims,” “estimates,” “confident,” “likely to” and similar statements. Among other things, the expectations with respect to the future developments of the online video market in China and the Company, as well as the Company’s strategic and operational plans, contain forward-looking statements.  Forward-looking statements involve inherent risks, uncertainties and assumptions.  Actual results could differ materially from those projected in our forward-looking statements due to such risks, uncertainties and other factors.  Important factors that could affect actual results are discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including, but not limited to, the risks discussed under Item 3D “Risk Factors” in the Company’s 2013 Annual Report on Form 20-F.  Readers are encouraged to read the Company’s filings to learn more about the risk factors associated with the Company’s business.  All information provided in this press release is current as of the date of the press release, and the Company undertakes to update such information, except as required under applicable law.

Additional Information

For more information, please contact:

Ryan Cheung

Corporate Finance Senior Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com